NO ACT

PE
2-15-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005955

March 18, 2011



Received SEC
MAR 18 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-18-11

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Pfizer Inc.
Incoming letter dated February 15, 2011

Dear Mr. Lepore:

This is in response to your letter dated February 15, 2011 concerning the shareholder proposal submitted to Pfizer by William Steiner. We also have received a letter on the proponent's behalf dated February 16, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated February 15, 2011.

The proposal relates to acting by written consent.

We are unable to concur in your view that Pfizer may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that the proponent provided a letter documenting the proponent's ownership, and we are unable to conclude that Pfizer has met its burden of establishing that the letter is not from the record holder of the proponent's securities. Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Pfizer did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 16, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Pfizer Inc. (PFE)
Written Consent
William Steiner

Ladies and Gentlemen:

This responds to the February 15, 2011 company request to avoid this established rule 14a-8 proposal.

The company is in violation of rule 14a-8 if it wishes to avoid this proposal on the procedural issue. The company failed to properly notify the proponent of any procedural issue within the 14-days of the submittal of the original of this proposal on September 24, 2010 which was accompanied by the broker letter. According to the company exhibits the company acknowledged essentially without reservation the September 24, 2010 rule 14a-8 proposal within 14-days of its submittal. The only concern that the company had within the required 14-days was future "guidance" from the Staff.

Having remained silent the company now demands relief after nearly 4-months. The company is asking for the equivalent of a proponent submitting a rule 14a-8 proposal 4-months late and expecting its inclusion in the proxy to be upheld.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

The broker letter was prepared for William Steiner under the supervision of Mark Filiberto who signed the letter.

The company now complains about issues it could have easily observed in October 2010 and then given timely notice to the proponent:
1) The irrelevant information that the proponent owns a different number of shares in 2009 and 2010 which are both easily above the $2000 threshold.

2) It is possible that a person other than Mark Filiberto wrote a "2" on the DJF letter.

The company refers to the narrow Apache case which stated, "This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with rule 14a-8(b)(2)." That was another way of saying that issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: William Steiner
Matthew Lepore <Matthew.Lepore@pfizer.com>

DJF

DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 10,700 shares of Pfizer Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 9/21/06, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

[PFE: Rule 14a-8 Proposal, September 24, 2010, Updated October 26, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent research firm downgraded our company to "D" with "High Concern" for executive pay – $14 million for our CEO Jeffrey Kindler.

Jeffrey Kindler's base salary continued its annual ascent – up to $1.8 million in fiscal 2010, over the IRC tax deductibility limit. Other elements of his pay package were due to rise as well: annual incentive target to $2.7 million and long-term incentive award from $8.3 million to $12 million. Our company based these increases partly on "personal performance," a potentially subjective evaluation without pre-defined goals disclosed to shareholders.

Additionally, long-term incentives include an STI Shift Award that is based on annual results, restricted stock units that vest after only three years, and performance share awards earnable even if Pfizer's total shareholder return over a three-year period is at the 25th percentile among its peers. There were also high levels of pension earnings, discretionary special merger and acquisition activity awards, and personal use of corporate jets.

Our company's board composition suggested entrenchment and executive pay was not sufficiently linked to company performance. Eight Pfizer directors had tenures between 10 and 23 years and three of these long-tenured directors are more than 70 years old. These same directors represented majorities and/or chairmanships on all of our board's standing committees.

Our Lead Director, Constance Horner, had 17-years long tenure which represented an independence concern. William Gray was designated a "Flagged [Problem] Director" because of his service on the Visteon board, which filed for bankruptcy.

We had no shareholder right to an independent chairman (42% shareholder support at our 2008 annual meeting), cumulative voting, to act by written consent or to call a special meeting by 10% of shareholders (51% shareholder support at our 2009 annual meeting). Our board attempted to exclude two established shareholder proposals from our 2008 ballot:

1) Cumulative Voting
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/pfizer030708-14a8.pdf

2) Shareholder Right to Call a Special Meeting
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/pfizer012908-14a8.pdf

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755


Pfizer

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

February 15, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
Shareholder Proposal of John Chevedden (Steiner)
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from John Chevedden on behalf of William Steiner (the "Proponent"). A copy of the Proposal, as well as all correspondence between the Company and the Proponent relating to the Proposal, is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership.

BACKGROUND

The Proponent submitted the Proposal to the Company in a letter dated September 17, 2010 which the Company received via email on September 24, 2010. The Proponent's submission also included a letter dated September 24, 2010 (the "2010 DJF Letter"), purportedly from DJF Discount Brokers ("DJF") as the "introducing broker for the account of William Steiner ... held with National Financial Services LLC," certifying that, as of the date of such letter, the Proponent was the beneficial owner of 10,700 of the Company's shares since September 21, 2006. A copy of the 2010 DJF Letter is included in the materials in Exhibit A.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide The Requisite Proof Of Continuous Stock Ownership.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent has not demonstrated his eligibility to submit the Proposal under Rule 14a-8(b). Specifically, because it appears that: (1) the Proponent and/or Mr. Chevedden filled in information in the 2010 DJF Letter; (2) the 2010 DJF Letter contains a photocopied signature from DJF's representative; and (3) other questions exist as to the reliability of the 2010 DJF Letter, the Proponent has not submitted "an affirmative written statement from the record holder" of his securities demonstrating his purported ownership of Company stock. Accordingly, the Proponent has not satisfied his burden of proving his eligibility to submit a proposal to the Company.

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Rule 14a-8(b)(2), in turn, provides that if a shareholder is not a registered holder and/or the shareholder does not have a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with respect to the company on file with the Commission, the shareholder must prove ownership of the company's securities by "submit[ting] to the company a written statement from the 'record' holder ... verifying" ownership of the securities. In Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), the Staff stated, "[in] the event that the shareholder is not the registered holder, *the shareholder is responsible for proving his or her eligibility to submit a proposal to the company.*" Section C.1.c, SLB 14 (emphasis added).

The Staff also has reiterated the need for share ownership verification to be provided by the record holder and not by the proponent. Thus, the Staff has stated that "a shareholder must submit an affirmative written statement *from the record holder* of his or her securities that specifically verifies that the shareholder owned the securities" and has concurred that "monthly, quarterly or other periodic investment statements" do not sufficiently demonstrate continuous ownership of a company's securities, even if those account statements repeatedly show ownership of a company's shares and do not report any purchases or sales of such shares during the one-year period. Section C.1.c.2, SLB 14 (emphasis added). *See Duke Realty Corp.* (avail. Feb. 7, 2002) (noting that despite the proponent's submission of monthly statements in response to a deficiency notice, "the proponent ha[d] not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership" of the company's securities for at least one year prior to the submission of the proposal). Likewise, the Staff for many years has concurred that documentary support from other parties who are not the record holder of a company's securities is insufficient to prove a shareholder proponent's beneficial ownership of such securities. *See, e.g., Clear Channel Communications, Inc.* (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser, Piper Jaffray, that was not a record holder).

Moreover, a number of no-action requests have been submitted to the Staff this year that raise serious questions about proof of ownership letters provided by DJF that are similar to the 2010 DJF Letter. *See, e.g., Amgen Inc.* (filed Jan. 10, 2011); *Bristol-Myers Squibb Co.* (filed Dec. 30, 2010); *American Express Co.* (filed Dec. 17, 2010). The 2010 DJF Letter suffers from the same types of deficiencies cited in these letters to the Staff. Further, the following other aspects of the 2010 DJF Letter raise serious concerns regarding the Proponent's ability to rely on the 2010 DJF Letter as proof of ownership:

- The 2010 DJF Letter is a "form" document with blanks that have been filled in by hand.

- Certain features of the 2010 DJF Letter appear to be almost identical to other proof of ownership letters appearing on DJF letterhead received by companies, which are also dated September 24, 2010 (attached hereto as Exhibit B). These features include the same smudge above the signature block, the signature by Mark Filiberto, and the writing of the Proponent's name, account number and the date of the proof of ownership. They suggest that a single letter was photocopied and thereafter the blanks were filled in with company-specific information.

- The 2010 DJF Letter differs from a proof of ownership letter provided to the Company by DJF in 2009 on behalf of the Proponent (the "2009 DJF Letter"), a copy of which is attached hereto as Exhibit C. Among other things, the 2009 DJF Letter indicates that the Proponent holds a different number of shares with a different purchase date than stated in the 2010 DJF Letter.

- The handwriting on the 2010 DJF Letter appears to be from more than one person, and in particular, the day and month at the top of the 2010 DJF Letter differ from other handwriting on the letter. Specifically, the "2" in the date is in a different handwriting than the "2" in the year, and appears to be identical to the way in which Mr. Chevedden wrote "2" on a post-it note that appears on the 2009 DJF Letter.

The verification of proof of ownership in Rule 14a-8(b)(2) is a central feature of the Commission's shareholder proposal process. The history of Rule 14a-8 and its minimum ownership and holding period requirements indicates that the Commission was well aware of the potential for abuse of the rule, and the Commission indicated on several occasions that it would not tolerate such conduct. For example, when the Commission amended Rule 14a-8 in 1983 to require that proponents using the rule have a minimum investment in and satisfy a minimum holding period with respect to a company's shares, it stated that it was doing so in order to avoid abuse of the shareholder proposal rule and to ensure that proponents have a stake "in the common interests of the issuer's security holders generally." Exchange Act Release No. 4185 (November 5, 1948). Moreover, subsequent Staff guidance demonstrates that it is not sufficient to submit written statements of a proponent's ownership of a company's securities other than from the record holder of such securities. *See* Section C.1.c.2, SLB 14. Likewise, a recent federal district court case involving Mr. Chevedden and Apache Corporation illustrates the significance of the proof of ownership requirements under Rule 14a-8. In that case, the court noted that Apache had "identified grounds for believing that the proof of eligibility [was] unreliable." *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010).

In light of the foregoing, we believe the 2010 DJF Letter does not constitute an "affirmative written statement from the record holder" as required by the standards set out in SLB 14. While the Staff has accepted proof of ownership from introducing brokers, such as DJF, since 2008 to satisfy this requirement, it has not deviated from the requirement that there be an "affirmative written statement from the record holder." Moreover, we understand that the Staff's position with respect to introducing brokers is based on the view that "[b]ecause of its relationship with the clearing and carrying broker-dealer..., the introducing broker-dealer is able to verify its customers' beneficial ownership." *The Hain Celestial Group, Inc.* (avail. Oct. 1, 2008). The use of photocopied form letters where the date is filled in by hand raises serious concerns as to whether and how an introducing broker has fulfilled its responsibilities under Rule 14a-8. Absent a clearer demonstration that the Proponent is a beneficial owner of the Company's shares, we believe the Proponent has not satisfied his burden of submitting an affirmative written statement from the record holder of the Company's shares specifically verifying the Proponent's ownership of shares of the Company for purposes of Rule 14a-8(b). Accordingly, we request that the Staff concur with our view that the Company may exclude the Proposal from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

We further request that the Staff waive the 80-day filing requirement as set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." Although the 80-day date has passed, the Company did not meet the 80-day standard because the 2010 DJF Letter was designed to suggest that the Proponent was compliant with the ownership requirements of Rule 14a-8(b) and Rule 14a-8(f)(1), and it was not until other companies challenged similar 2010 DJF Letters that the Company reassessed the validity of the 2010 DJF Letter it received from the Proponent. Accordingly, we believe that good cause for a waiver exists.

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-7513 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosure(s)

cc: John Chevedden
William Steiner

101021407_4.DOC

EXHIBIT A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey B. Kindler
Chairman of the Board
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Dear Mr. Kindler,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

9/17/2010
Date

cc:
Amy W. Schulman
Corporate Secretary
Matthew Lepore <Matthew.Lepore@pfizer.com>
PH: 212-733-7513
FX: 212-573-1853

[PFE: Rule 14a-8 Proposal, September 24, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**
RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***



DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 10,700 shares of Pfizer Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 9/21/06, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com



Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via Email and FedEx

October 7, 2010

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2011 Annual Meeting of Shareholders

Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extend provided by law).

Dear Mr. Chevedden:

This letter will acknowledge receipt on September 24, 2010 of Mr. William Steiner's letter dated September 17, 2010 to Mr. Jeffrey B. Kindler, Chairman of the Board of Pfizer Inc. (the "Company"), submitting a shareholder proposal for consideration at our 2011 Annual Meeting of Shareholders.

Mr. Steiner's letter indicates that you or your designee will act on his behalf in shareholder matters, including this shareholder proposal, and requested that all future communications be directed to you.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement.

We note that Mr. Steiner included with the Proposal a letter from an introducing broker purporting to establish his eligibility to submit the Proposal pursuant to Rule 14a-8(b). While we are familiar with the SEC staff's response in a letter to The Hain Celestial Group, Inc. (dated Oct. 1, 2008), which reversed prior interpretations and stated the staff's view that a letter from an introducing broker could satisfy Rule 14a-8, it has been reported that the SEC's Division of Corporation Finance is re-examining its application of the proof of ownership requirements under Rule 14a-8. Accordingly, in the event that the SEC staff issues guidance under which the letter from Mr. Steiner's introducing broker is insufficient for purposes of Rule 14a-8(b), then we request that Mr. Steiner submit sufficient proof of his ownership of the requisite number of Company shares.

Sincerely,



Suzanne Y. Rolon

cc: Matthew Lepore, Pfizer Inc.
William Steiner

Attachment

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey B. Kindler
Chairman of the Board
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

OCTOBER 26, 2010 UPDATE

Dear Mr. Kindler,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

9/17/2010
Date

cc:
Amy W. Schulman
Corporate Secretary
Matthew Lepore <Matthew.Lepore@pfizer.com>
PH: 212-733-7513
FX: 212-573-1853

[PFE: Rule 14a-8 Proposal, September 24, 2010, Updated October 26, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent research firm downgraded our company to "D" with "High Concern" for executive pay – $14 million for our CEO Jeffrey Kindler.

Jeffrey Kindler's base salary continued its annual ascent – up to $1.8 million in fiscal 2010, over the IRC tax deductibility limit. Other elements of his pay package were due to rise as well: annual incentive target to $2.7 million and long-term incentive award from $8.3 million to $12 million. Our company based these increases partly on "personal performance," a potentially subjective evaluation without pre-defined goals disclosed to shareholders.

Additionally, long-term incentives include an STI Shift Award that is based on annual results, restricted stock units that vest after only three years, and performance share awards earnable even if Pfizer's total shareholder return over a three-year period is at the 25th percentile among its peers. There were also high levels of pension earnings, discretionary special merger and acquisition activity awards, and personal use of corporate jets.

Our company's board composition suggested entrenchment and executive pay was not sufficiently linked to company performance. Eight Pfizer directors had tenures between 10 and 23 years and three of these long-tenured directors are more than 70 years old. These same directors represented majorities and/or chairmanships on all of our board's standing committees.

Our Lead Director, Constance Horner, had 17-years long tenure which represented an independence concern. William Gray was designated a "Flagged [Problem] Director" because of his service on the Visteon board, which filed for bankruptcy.

We had no shareholder right to an independent chairman (42% shareholder support at our 2008 annual meeting), cumulative voting, to act by written consent or to call a special meeting by 10% of shareholders (51% shareholder support at our 2009 annual meeting). Our board attempted to exclude two established shareholder proposals from our 2008 ballot:

1) Cumulative Voting
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/pfizer030708-14a8.pdf

2) Shareholder Right to Call a Special Meeting
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/pfizer012908-14a8.pdf

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***



Via E-Mail

November 17, 2010

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: **Shareholder Proposal for Pfizer 2011 Annual Meeting of Shareholders**
Submitted by: William Steiner

Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent provided by law).

Dear Mr. Chevedden,

This letter will acknowledge Pfizer's receipt and acceptance of Mr. William Steiner's revised proposal sent to Jeffrey B. Kindler, Chairman on October 26, 2010.

Sincerely,

Suzanne Y. Rolon

Senior Manager, Corporate Governance
Pfizer Inc.

cc: Matthew Lepore

-----Original Message-----
From: Lepore, Matthew
Sent: Sunday, December 19, 2010 1:40 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Thank You

Dear Mr. Chevedden:

Thanks again for your willingness to speak with me about your resolutions. We truly value productive dialogues with Pfizer's investors and with those who represent them. Admittedly, I'm disappointed that our discussion did not warrant your consideration to withdraw either proposal, but I appreciated the opportunity to hear your views.

My best wishes for a joyous holiday season.

Sincerely,

Matt

Matthew Lepore

Vice President and Corporate Secretary

Chief Counsel - Corporate Governance

Pfizer Inc.

235 East 42nd Street | MS 235/19/02 | New York, NY 10017

Tel: (212) 733-7513 | Fax: (212) 338-1928

Email: Matthew.Lepore@pfizer.com

EXHIBIT B



DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1100 shares of AMGEN INC; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/9/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516 328-2323



DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number A & OMB Memorandum M-07 held with National Financial Services LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 10,100 shares of Dow Chemical; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/24/06, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695 EASY www.djfdis.com Fax 516-328-2323


DJF
DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 13,000 shares of General Electric; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/10/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323


DJF
DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4200 shares of Time Warner Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/29/05, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800 695-EASY www.djfdis.com Fax 516-328-2323

EXHIBIT C



DISCOUNT BROKERS

Date: 23 Nov 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 8519 shares of Pfizer Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/10/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-23-09 # of pages ▸
To Suzanne Rolon	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-573-1853	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323